SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

(Amendment No. 1)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1(b), (c), and (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

Stryker Corporation

(Name of Issuer)

Common Stock, $.10 Par Value

(Title of Class of Securities)

863667 10 1

(CUSIP Number)

December 31, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

1.	Name of Reporting Person S.S., or I.R.S. Identification of Above Person Pat Stryker

2.	Check the Appropriate Box if a Member of a Group
N/A

3.	SEC Use Only N/A

4.	Citizenship or Place of Organization U.S.

	5.	Sole Voting Power 2,459,847 Shares

	6.	Shared Voting Power 20,771,282 Shares*

	7.	Sole Dispositive Power 2,459,847 Shares

	8.	Shared Dispositive Power 20,771,282 Shares*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,231,129 Shares

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares N/A

11.	Percent of Class Represented by Amount in Row 9 5.8%

12.	Type of Reporting Person IN

* The Reporting Person may be deemed to share voting and investment power over shares held in a subtrust of the L. Lee Stryker Trust under the agreement dated September 10, 1974 (“Stryker Trust”) as a result of certain rights of the Reporting Person under the terms of the Stryker Trust.  At this time, the Reporting Person has not exercised such rights.

Item 1.
	(a)	Name of Issuer: Stryker Corporation
	(b)	Address of Issuer’s Principal Executive Offices: 2825 Airview Boulevard Kalamazoo, MI 49002

Item 2.
	(a)	Name of Persons Filing:
	(b)	Addresses of Principal Business Office or, if none, Residence: Pat Stryker c/o Bohemian Companies 262 E. Mountain Avenue Ft. Collins, CO 80524
	(c)	Citizenship: U.S.
	(d)	Title of Class of Securities: Common Stock, $.10 Par Value
	(e)	CUSIP Number: 863667 10 1

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is:
N/A

Item 4.	Ownership

(a)

Amount beneficially owned:

This statement on Schedule 13G is being filed by Pat Stryker (the “Reporting Person”) with respect to the shares of Common Stock, $.10 par value (the “Common Stock”), of Stryker Corporation owned by the L. Lee Stryker Trust (the “Stryker Trust”) established on September 10, 1974 for the benefit of members of the Stryker family, including the Reporting Person, and the shares of Common Stock held by the Reporting Person individually.  The Reporting Person has shared voting and dispositive power over the shares held by the Stryker Trust and sole voting and dispositive power over the shares held individually.

(b) Percent of class See above.
(c) Voting and Dispositive Power See above.

Item 5.	Ownership of Five Percent or Less of a Class:
N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:
N/A

Item 8.	Identification and Classification of Members of the Group:
N/A

Item 9.	Notice of Dissolution of Group:
N/A

Item 10.	Certifications:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I verify that the information set forth in this statement is true, complete and correct.

DATE: February 10 , 2010	/s/ PAT STRYKER
Pat Stryker